SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

January 7, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ]   Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 8.01   Other Events.

Petroleum Development Corporation announced today that the Company does not plan to sponsor new drilling partnerships in 2008.

The Press Release is attached by reference as Exhibit 9.01

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

      News Release dated January 7, 2008:

        Petroleum Development Corporation Will Not Offer 2008 Drilling Partnership

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: January 7, 2008

By: /s/ Richard W. McCullough
      Richard W. McCullough
      Vice Chairman & Chief Financial Officer



NEWS *FROM*

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: January 7, 2008
CONTACT: Celesta Miracle - (304) 842-3597 http://www.petd.com

Petroleum Development Corporation Will Not Offer 2008 Drilling Partnership

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation announced today that the Company does not plan to sponsor new drilling partnerships in 2008 in order to focus its efforts on maximizing the value of the existing partnerships and continuing growth of the company through drilling and exploration.

PDC has formed 77 partnerships over the past 24 years. The Company repurchased 44 of those partnerships in January 2007. PDC is the largest investor in each of the remaining partnerships and will continue to operate and serve as managing general partner of the partnerships going forward.

"The partnerships have been an integral part of PDC's history and success," commented Steven R. Williams, Chairman and CEO. "We thank our many friends in the broker dealer community, our loyal investors, and our dedicated wholesalers for their participation in past partnerships. We will continue to fulfill our responsibilities to the remaining partnerships even as we move forward in the future."

PDC will announce its operating and capital plans for 2008 in early February.

About Petroleum Development Corporation
Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. PDC is included in the S&P SmallCap 600 Index and the Russell 3000 Index of Companies.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward- looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K.